Exhibit 99.6

750 N St Paul St.
Suite 1750
Dallas, Texas 75201
Phone (214) 754-7090

July 22, 2021

Mr. Joe Nicholas

Fleur De Lis Energy, LLC

909 Lake Carolyn Parkway

Irving, Texas 75039

Mr. Nicholas:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “Haas Engineering”) has performed an Audit of the provided economics and database prepared by Fleur De Lis Energy, LLC (hereinafter referred to as “Fleur De Lis”), dated April 15, 2021. The properties evaluated in this report are located in various counties in Texas. This estimate of Reserves was completed on April 2021.

It should be understood that this evaluation relies on diligence performed during the September 1, 2020 SEC Audit. The details of that review can be found in the report “Appraisal of Certain Oil and Natural Gas Interests Located in Various Counties in Texas, as of September 1, 2020”, with the letter dated September 18, 2020. It should be noted that additional diligence was performed during this review including inspection with data from updated Lease Operating Statements, pricing changes, and any contractual changes. It is Haas Engineering’s opinion that the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for this purpose.

Production data was generally available through June 30, 2020. As of December 31, 2020, Fleur De Lis’ net Reserves, future net income (“FNI”), and net present worth discounted at 10 percent per annum (“NPV”) have been estimated to be as follows:

TABLE 1

	As of 12/31/2020
	Net Reserves		Sales Volumes
Reserve Class/Cat	Oil & Condensate (bbl)	Wet Gas (Mcf)	NGL (bbl)	Residue Gas (Mcf)	FNI ($)	NPV Disc. @ 10% ($)
Proved Producing	133,227	510,834,496	17,095,366	458,291,776	228,648,144	127,452,616
Proved Non-Producing	—	54,954,256	1,099,080	50,557,680	59,235,796	21,317,312

Total Proved	133,227	565,788,752	18,194,446	508,849,456	287,883,940	148,769,928

*	Totals in Table 1 may not exactly match values in the attached cash flow summaries and tabular summaries due to computer rounding.

It is the opinion of Haas Engineering that the Reserves, FNI, and NPV estimates listed in Table 1 are, in the aggregate, reasonable and meet Audit standards for the top 80% of value in the portfolio. FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Fleur De Lis’ interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the Society of Petroleum Engineers (“SPE”), American Association of Petroleum Geologists (“AAPG”), World Petroleum Council

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Engineers (“SPE”), American Association of Petroleum Geologists (“AAPG”), World Petroleum Council (“WPC”), and the Society of Petroleum Evaluation Engineers (“SPEE”). All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases and include shrinkage adjustment related to field and plant losses.

RESERVES ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. The maximum remaining Reserves life assigned to wells included in this report is 53 years. This report does not include any gas sales imbalances.

RESERVES CLASSIFICATION

The Reserves estimates included in this report conform to the guidelines specified by the SPE, AAPG, WPC, and SPEE. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org).

COMMODITY PRICES

Future hydrocarbon revenues were estimated using the New York Mercantile Exchange (“NYMEX”) prices outlined in Table 2.

TABLE 2

Date	NYMEX PRICES Hydrocarbon Liquids ($/bbl)	Natural Gas ($/MMBTU)
2021	39.57	1.99
Thereafter	39.57	1.99

It is the opinion of Haas Engineering that historical hydrocarbon liquid prices were indexed to the monthly average of the daily closing prices received at the Cushing, Oklahoma, delivery point for West Texas Intermediate crude oil. The average difference between the wellhead oil price and the NYMEX price represents estimated adjustments for crude quality, marketing fees, BS&W, transportation costs, purchaser bonuses, and basis differentials. The average difference between the natural gas liquid (“NGL”) price and the NYMEX price represents estimated adjustments for BTU content, plant processing fees and basis differentials. These adjustments were applied to the NYMEX prices listed in Table 2.

It is the opinion of Haas Engineering that historical natural gas prices were indexed to the monthly average of the daily Henry Hub spot prices. Historical prices were indexed for each month of available accounting data. The average difference between the wellhead price and the NYMEX price represents estimated adjustments for BTU content, marketing costs, transportation costs, and basis differentials. These adjustments were applied to the NYMEX prices listed in Table 2.

Summary level revenue accounting data for the period of January 1, 2020 through December 31, 2020 was generally used in this evaluation. The pricing adjustments were provided by Fleur De Lis and reviewed for top 80 percent of the NPV. Haas Engineering verified the reasonableness of Fleur De Lis’ pricing models and differentials using accounting data furnished by Fleur De Lis.

OPERATING EXPENSES & CAPITAL COSTS

It is the opinion of Haas Engineering that, in most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs.

Where available, capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available, Fleur De Lis has provided estimated capital costs, which were reviewed by Haas Engineering and found to be reasonable. For the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs.

Operating expenses for the period of January 1, 2020 through December 31, 2020 was generally used in this evaluation. Operating expenses and capital costs were not escalated in this evaluation.

DISCLAIMERS

It should be understood that this evaluation relies on diligence performed during the September 1, 2020 SEC Audit. The details of that review can be found in the report “Appraisal of Certain Oil and Natural Gas Interests Located in Various Counties in Texas, as of September 1, 2020”, with the letter dated September 18, 2020. It should be noted that additional diligence was performed during this review including inspection with data from updated Lease Operating Statements, pricing changes, and any contractual changes.

It should be understood that this evaluation contains cases with negative FNI, largely due to abandonment costs. The inclusion of these cases has minimal impact on the overall evaluation and does not exceed the tolerance for compliance with the Audit standard.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. Because these estimates are based on existing governmental regulations, changes could affect the ability to recover these Reserves. In any case, quantities of Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market value.

All information pertaining to the operating expenses, prices, and the interests of Fleur De Lis in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from Fleur De Lis, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this Haas Engineering report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

Nothing contained in this report is intended to create or confer, or shall be construed as having created or conferred, any rights in any third party, and all claims, rights, remedies, and obligations of Haas Engineering or Fleur De Lis, as the case may be, in connection with this report shall accrue or apply solely to Haas Engineering or Fleur De Lis. For all purposes of this paragraph, the term “third party” means any party other than Fleur De Lis or Haas Engineering, including without limitation Fleur De Lis’ owners, prospective investors, lenders or prospective lenders, partners or prospective partners, and vendors or other service providers. Without the express written consent of Haas Engineering, only Fleur De Lis is entitled to rely on this report and any information, conclusions, and/or opinions contained herein.

Haas Engineering is independent with respect to Fleur De Lis as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

GENERAL INFORMATION

Attached are summary tables of economic analysis of predicted future performance. Other tables identify the properties appraised with summary Reserves and the economic factors applicable to each. A list of tables is included.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

[Remainder of page intentionally left blank. Signature page follows.]

Haas Petroleum Engineering Services, Inc. F-0002950

/s/ Michael A. Link, P.E.
Michael A. Link, P.E.
July 22, 2021